Exhibit 99.4

Sinovac EV71 Vaccine Phase III Top-Line Results Presented at 13th Annual World Vaccine Congress & Expo

– Efficacy and Safety Data for EV71 Vaccine Discussed in Presentation by Deputy Director of Jiangsu Provincial CDC

Beijing – April 18, 2013 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of vaccines in China,announced today that Fengcai Zhu, Deputy Director of the Jiangsu Provincial Center for Disease Prevention and Control, presented data regarding Sinovac’s proprietary enterovirus 71 (“EV71”) vaccine against hand, foot and mouth disease (“HFMD”) at the 13th Annual World Vaccine Congress & Expo, taking place from April 16-18, 2013, in Washington D.C.  Dr. Fengcai Zhu acted as a co-principal investigator in Sinovac’s phase III trial for its EV71 vaccine.

Dr. Fengcai Zhu delivered a presentation entitled “The clinical evaluation of new vaccines in China,” at 12:25 pm EDT on April 17, 2013.  In his presentation, Dr. Fengcai Zhu discussed the efficacy and safety of the Company’s EV71 vaccine. Data from the Phase III trial indicated that our EV71 vaccine had 95% efficacy against EV71-associated HFMD /herpangina, and 100% efficacy against EV71-associated hospitalization.  Herpangina is a painful mouth infection that can be caused by EV71.

There were no significant differences between the vaccine group and the placebo group for the adverse reaction symptoms and incident rate in the phase III trial.

The double-blinded, randomized, placebo controlled phase III clinical trial was conducted at three sites across China’s Jiangsu province. Approximately 10,000 healthy infants completed the two-dose vaccination schedule (at day 0 and day 28) in the first quarter of 2012, prior to the HFMD epidemic season in China. Trial participants were then followed in an active monitoring period.

For more information about the 13th Annual World Vaccine Congress & Expo, visit the webpage(http://www.terrapinn.com/2013/world-vaccine-congress-washington/index.stm) or the event blog(http://blogs.terrapinn.com/vaccinenation).

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza and mumps, as well as animal rabies vaccine.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot, and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, varicella and rubella.  Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac was also granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

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Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

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Email: aestrada@theruthgroup.com